Halo Companies, Inc. One Allen Center, Suite 500 700 Central Expressway South Allen, TX 75013 o: 214.644.0065 f: 214.644.0070

September 20, 2011

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Halo Companies, Inc. (the “Company”)
Form 10-K for fiscal year ended December 31, 2010
Filed March 31, 2011
File No. 000-15862

Dear Mr. Spirgel:

This letter is being submitted in response to an August 24, 2011 phone call request by Michael Henderson of the SEC with the Company to further clarify Comment #4 of the letter dated July 25, 2011.  In the phone conversation on August 24, 2011, the Company agreed to provide additional discussion points on the revenue recognition of Halo Debt Solutions along with additional ancillary items supporting that revenue recognition including; a customer contract, the Company’s detailed historical analysis supporting revenue recognition service period as of December 31, 2010, and supporting detail of the Company’s allowance for doubtful accounts as of December 31, 2010.  In an effort to provide a full understanding of HDS service provided to its customers and the corresponding revenue recognition and collectability of the revenue generated, the Company is providing an all encompassing response, for which many of the discussion points below have been previously discussed in the Company’s original response dated June 17, 2011 and in a second response dated July 25, 2011.

Response:

The accounting literature on revenue recognition includes both broad conceptual discussions as well as certain industry-specific guidance, none of which is specific to the Debt Settlement Industry.  Consequently, in the absence of authoritative literature addressing a specific arrangement or a specific industry, HDS has considered existing broad revenue recognition criteria specified in the FASB’s conceptual framework, specifically ASC Codification Topic 605 (ASC 605): Revenue Recognition.  Further, SEC Staff Accounting Bulletin: No. 104 was also considered in the Company’s evaluation of appropriate revenue recognition.  Per the criteria, revenue generally is realized or realizable and earned, when all of the following are met:

•	Persuasive evidence of an arrangement exists

For HDS, a detailed service agreement is entered into for each customer, and that service agreement serves as evidence of the arrangement.  The Company has included as Attachment A to this letter an example of an executed customer contract (please note names have been removed as a security precaution).

•	Delivery has occurred and services have been rendered

Background discussion and several comments regarding this point are set forth below.

1) Performance of the Service. After performance of a service, if uncertainty exists about customer acceptance, revenue should not be recognized until acceptance occurs. Customer acceptance provisions may be included in a contract, among other reasons, to enforce a customer's rights to (a) test the delivered product, (b) require the seller to perform additional services subsequent to performance of an initial service, or (c) identify other work necessary to be done before customer acceptance. The contractual customer acceptance provisions are substantive, bargained-for terms of an arrangement. Accordingly, when such contractual customer acceptance provisions exist, the service provider should not recognize revenue until customer acceptance occurs or the acceptance provisions lapse.

Consistent with the background provided above, HDS clearly outlines in each customer service agreement (a) the services to be performed and (b) HDS’ contractual obligations relating to the customer’s acceptance.  The services to be performed are clearly defined, such that HDS will have fully performed its obligations under the agreement, and earned its fee, upon presentation to the customer of a settlement offer for a stated percentage (or lower) of amounts owed to the particular creditor.  The amount of time and effort required to secure the settlement is discussed further below.

2) Substantial Completion. A service provider should substantially complete or fulfill the terms specified in the arrangement in order for performance to have occurred. When applying the substantially complete notion, only inconsequential or perfunctory actions may remain incomplete such that the failure to complete the inconsequential or perfunctory actions would not result in the customer receiving a refund or rejecting the services performed to date. In addition, the seller should have a demonstrated history of completing the remaining tasks in a timely manner and reliably estimating the remaining costs. If revenue is recognized upon substantial completion of the arrangement, all remaining costs of performance or delivery should be accrued. As a note, formal customer sign-off is not always necessary to recognize revenue provided that the seller objectively demonstrates that the criteria specified in the acceptance provisions are satisfied.

Consistent with the background provided above, HDS has determined that by completing the effort it takes to secure a settlement offer from a creditor that is at (or better than) the contractually defined settlement threshold (Attachment A Section 3 Definition of Service), HDA has substantially performed its obligations under the arrangement and delivered the service in good faith, leaving only perfunctory and inconsequential actions (if any) to be performed.  The Company notes no material costs are incurred by the Company outside of the settlement term (actual settlement term defined below). As it relates to refunds for any client not at the end of the contractual service agreement, please note the following in Attachment A service agreement Section 22 Cancellation; “should the client cancel any time after three days of the effective date of the agreement, client agrees that all fees paid to HDS prior to cancellation are fully earned by HDS and the client will not receive a refund of any such fees.

3) Term of Recognition. Provided all other revenue recognition criteria are met, service revenue should be recognized on a straight-line basis, unless evidence suggests that the revenue is earned or obligations are fulfilled in a different pattern, over the contractual term of the arrangement or the expected period, during which those specified services will be performed, whichever is longer.

Consistent with the background provided above, HDS recognizes its revenue over the term that it takes to secure a settlement offer that is at (or better than) the contractually defined settlement threshold (Section 3 Definition of Service of Attachment A).  It is over the term that it takes to secure a settlement offer that HDS has substantially performed its service and recognizes its revenue.  During the term, steps are performed to obtain a satisfactory settlement as is referenced in Attachment A Section 4 Obligations of HDS.  As of December 31, 2010, the amount of time it takes to receive a settlement offer from a creditor to satisfy HDS’ contractual obligation averages 10 months.  This time period is supported by empirical historical evidence from both previous and existing HDS customers.  The Company included as Attachment B historical analysis of both settled and unsettled accounts used in determining the 10 month period.  Please note actual calculation supported 10.3 months which was rounded to the nearest whole month.  Weighted average of all accounts by “creditor balance” is used to determine applicable service period used for all accounts.  As such, the Company has recognized revenue on a straight-line basis over the average service period of its book of business consistent with its earning fulfillment.  Although the payout term of the customer service agreement is longer than the 10 month actual service period needed to perform the settlement service, only inconsequential and perfunctory items remain after the service period (i.e. administration items including helping ensure the customer pays settlement offer to correct creditor bank account, etc.).  The Company notes below in its collectability discussion the rationale of allowing for an extended payment term beyond its average service period.

•	The seller’s price to the buyer is fixed or determinable

As noted in Attachment A within the service agreement, specifically Section 10 Guarantee:

“If HDS fails to fully render the services described clearly in the definition of service (discussed above) within the term of this agreement, HDS will refund Client 100% of the service fee for each Account on which HDS did not fully render services. If Client terminates this Agreement prior to the contractual months from the Effective Date of this Agreement, not allowing HDS the opportunity to fully render its service, Client agrees that all fees collected prior to termination are earned by HDS and will not be refunded.”

The possibility of refunds is the only variable that would impact the fixed or determinable character of the fees earned by HDS.  However, HDS has been able to accurately and reliably estimate refunds, based on historical customer data; consequently, HDS’ actual historical refunds have been immaterial to HDS and to Halo Companies, Inc. as a whole.

•	Collectability is reasonably assured

By way of background, HDS looks at its collectability of accounts receivable based on historical revenue recognition compared to actual write offs of customer accounts receivable balances. This analysis is re-performed at each financial reporting date (which would incorporate all past transaction history along with any changes to current economic and industry trends and changes in customer payment terms). HDS establishes an allowance, based on past transaction history with customers, current economic and industry trends, and changes in customer payment terms.  HDS provides for estimated uncollectible amounts through an increase to the allowance for doubtful accounts and a charge to earnings.  Balances that remain outstanding after HDS has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts.
See Attachment C for support of the Company’s lag analysis used in preparation of the allowance for doubtful accounts.  Note in Attachment C the 16.3% all time write offs.  This percentage is based on the sum of all account receivable write offs as a percentage of all revenue recognized.  The percentage is then applied to the December 31, 2010 account receivable balance to determine the December 31, 2010 allowance for doubtful accounts.  Accordingly, as of December 31, 2010, HDS had an allowance for doubtful accounts of approximately 16-17% of the year-end HDS gross accounts receivable balance.

As further discussion, HDS has established a comprehensive measure of the collectability of its service fee over the term that the service is provided.  Although it varies by customer, approximately 65-75% of the service fee is collected during the average service period (defined at December 31, 2010 as 10 months).  This equates to having to only collect 25-35% of the total fee earned after the service period.  As a courtesy to HDS’ client base, and as part of the original contractual agreement between HDS and the customer, HDS may allow a customer a contractually agreed-upon extended period of time to pay HDS for the 25-35% balance of the total fee earned.  Not only does the extended payment schedule benefit the customer from a monthly cash flow perspective, it benefits HDS, as the contractually agreed extended payment terms allow the customer to save more money during the contract period and apply those additional funds to the creditor settlements faster, further enhancing HDS’ overall collectability (i.e. fewer cancellations).  Historically, of the 25-35% balance of the total fee earned, approximately 88-89% of this balance is collected, and approximately 11-12% of this balance is written off.  This percentage is noted in Attachment C and is calculated as follows; sum of all accounts receivable written off after month 10 divided by the sum of fees to be received after month 10 of the contract (note the sum of fees to be received includes fees actually received and fees expected to be received that were actually written off after month 10).

Please note additional collectability language under contract as included per Attachment A of the client service agreement Section 22 Cancellations, “other than fees paid in the first 3 days of the contract, all fees paid to HDS prior to cancellation are fully earned by HDS and the client will not receive refunds of any such fees”.  Under Section 13 Termination, “HDS also has full rights under the agreement to receipt of accounts receivable due for fees earned for settlements performed”.  These two items noted in the contract further validate revenue recognition over the service period as they minimize collectability and refund issues.

The Company hopes the additional discussion above and the inclusion of Attachments A, B, and C will help further clarify HDS revenue recognition is in fact in accordance with ASC 605 and that the allowance for doubtful accounts is appropriate based on the Company’s actual historical data.

Lastly, as discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations in Form 10-K for the period ended December 31, 2010, the Company made a strategic decision in October 2010 not to initiate any new sales in the HDS entity.  All service for existing customers would continue as is with no new volume growth in HDS after October 2010.  Through the first six months of fiscal year ended 2011, the Company has recognized $453,000 of revenue in the HDS entity (related to revenue earned over the 10 month service period for all customers enrolled into HDS prior to October 2010).

Sincerely,

/s/ Brandon Cade Thompson
Brandon Cade Thompson
Chief Executive Officer

Attachment A

halo | DEBT SOLUTIONS

Client Enrollment Package

This package is for:

Beverly [redacted]
Joe [redacted]

Client ID: 90372

Delivered By:
Bryan Oshiro
Debt Specialist

Bryan Oshiro
Debt Specialist
Halo Debt Solutions, Inc.
700 Central Expy. South, Suite 110
Allen, TX 75013
Email: boshiro@halodebt.com
Phone: (877) 698-8609 x3362
Fax: (214) 239-0932

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{{CompanyAbbrv}}-SEP 02122010

Dear Beverly,

Congratulations on your decision to become debt free. We are pleased that you have chosen Halo Debt Solutions, Inc. (HDS) to be your partner through this process. We are always glad to address your questions and concerns as they arise.

Please complete this enrollment package so that we can begin your personal debt settlement program in a timely fashion. Listed on this page is an easy-to-follow checklist that will guide you through this paperwork. Please follow the instructions on this checklist while you are filling out this enrollment package. This ensures completeness and accuracy.

Once again, thank you and congratulations! You are now on your way to a debt-free lifestyle. Welcome aboard!

Enrollment Package Checklist

- ☐ Initial Page 3
- ☐ Initial Page 4
- ☐ Initial Page 5
- ☐ Sign Name, Print Name and Date Page 6
- ☐ Initial Page 7 in three different places
- ☐ Initial Page 8 in three different places
- ☐ Initial Page 9 in five different places
- ☐ Sign Name, Print Name and Date Page 10
- ☐ Sign Name, Print Name and Date Page 11 in two different places
- ☐ Sign Name, Print Name and Date Page 12
- ☐ Fill in all required information, then Sign Name, Print Name and Date Page 13
- ☐ Fill in all required information, then Initial Page 14
- ☐ Fill in all required information, then Initial Page 15
- ☐ Fill in all required information, then Sign Name, Print Name and Date Page 16
- ☐ Initial Page 17
- ☐ Initial Page 18

Additional Information Required

- ☐ Include copies of your most recent account statement for each creditor included in the program.
- ☐ Include a copy of a voided check (needed to confirm routing and account numbers).

Please Fax and Mail Enrollment Package

- ☐ Fax your completed HDS Client Enrollment Package (including account statements and voided check) to (214) 239-0932.
- ☐ Make a copy for yourself, and mail back the signed original paperwork to:

Halo Debt Solutions, Inc.
700 Central Expy. South, Suite 110
Allen, TX 75013

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{{CompanyAbbrv}}-SEP 0212201

halo DEBT SOLUTIONS

Plan Summary

Beverly [redacted] and Joe [redacted] (90372)

Halo Debt Solutions, Inc. Settlement Program Details	
Total Unsecured Debt:	$29,867.24
Current Estimated Funds Needed to Satisfy Settlement Offers	$11,946.90
Halo Debt Solutions, Inc. Total Service Fee	$4,480.09
Estimated Program Cost (Estimated Settlements & Fees Combined)	$16,426.98
Total Estimated Program Savings	**$13,440.26**
Program Start Date	**Mar 05, 2010**

Estimated Program Schedule			
Time Period	**Number of Payments**	**Halo Debt Fee**	**Savings**
Mar 2010 to Jun 2010	4	$365.05	$91.26
Jul 2010 to Sep 2011	15	$201.33	$254.98
Oct 2011 to Feb 2013	17	$0.00	$456.31
Estimated Totals	**36**	**$4,480.09**	**$11,946.90**

There are two factors that affect how long it takes you to complete this program:

- How fast you save your money
- The average Settlement percentage that HDS negotiates with your Creditors.

Accordingly, the following chart displays a range of possible scenarios for both of these factors.

Estimated Months to Complete the Program				
Average Monthly Payment	**30% Average**	**40% Average**	**50% Average**	**60% Average**
$2,737.83	5 months	6 months	7 months	8 months
$1,368.92	10 months	12 months	14 months	16 months
$684.46	20 months	24 months	28 months	33 months
$456.31	29 months	**36 months**	43 months	49 months

As you can see, the lower the Settlement percentage, the less money it will take to satisfy the debts. Additionally, the more you save each month, the sooner you will be able to satisfy the debts. The number located in the highlighted cell is an estimated program length (in months) IF:

- You have a personal settlement average of exactly 40%, AND
- You pay exactly $456.31 into the program, every single month.

Of course there may be months when you are not able to save any money at all. Conversely, there will be months when you can save extra money. The chart above is simply a guideline.

Client Initials: S JN

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{{CompanyAbbrv}}-SEP 0212201

halo DEBT SOLUTIONS

CLIENT SERVICE AGREEMENT

This Client Service Agreement (the *"Agreement"*) is hereby entered into by and between Halo Debt Solutions, Inc., a Texas corporation located at 700 Central Expressway S., Suite 110, Allen, TX 75013 (*"HDS"*), and Beverly [redacted] (the *"Client"*) (in the case of married individuals, the term Client shall refer collectively to both spouses).

The purpose of this Agreement is for the resolution of the outstanding debts by way of negotiation and/or Settlement, with the Creditors listed in Appendix A, and subject to any additional terms and conditions as set forth in Appendix B (if applicable). HDS does not, directly, indirectly, implicitly or explicitly, offer any investment, legal, or tax advice or counsel, and nothing in this Agreement should be construed as such.

1. Definitions. The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein):

"Account" means a business relationship in which credit is used by Client and identified by a unique account number.

"Balance" means the amount owed by a Client to any Creditor.

"Creditor" means any person or entity owed money by a Client and that has been specifically identified in Appendix A for the purpose of debt resolution. Appendix A is hereby incorporated by reference and made part of this Agreement.

"Legal Account" means any Account in which a Creditor has taken any legal action in an attempt to collect any Balance, including, but not limited to, filing suit against the Client, obtaining a monetary judgment against the Client, garnishing the Client's wages, placing a lien on property owned by the Client and/or a placing a levy on a Client's bank or investment account.

"Non-Legal Account" means any Account whereby the Creditor has not yet taken legal action in an attempt to collect the Balance.

"Satisfied" means the fulfillment of any and all terms and conditions of a Settlement.

"Settlement" means an offer from a Creditor to resolve a Client's Account Balance.

2. Effective Dates and Term of Agreement. This Agreement shall be effective as of February 24, 2010 (the "Effective Date"). Provided, however, once dully executed by HDS and Client, the Effective Date of this Agreement shall be retroactive to the date HDS first provided services to Client if such date is earlier than the Effective Date so identified in this Section 2. This Agreement may be terminated (i) by either party pursuant to Section 13 below, (ii) automatically upon the completion of services described in Section 3 below, or (iii) automatically 36 months from the Effective Date of this Agreement.

3. Definition of Service. During the term of this Agreement, HDS will attempt to negotiate the lowest possible Settlement from each Creditor until the earlier of (i) all such Creditor Accounts have been fully Satisfied or (ii) until this Agreement is terminated pursuant to its terms. With respect to any Non-Legal Account, Client agrees that HDS will have fully performed its obligations under this Agreement and earned its service fee upon presentation to Client of a Settlement received by HDS from a Creditor if the Settlement is (i) less than or equal to sixty percent (60%) of the Account Balance at the time the Settlement offer is received, or (ii) upon the written acceptance by Client of any Settlement, regardless of the terms of Settlement. With respect to any Legal Account, Client agrees that HDS will have fully performed its obligations under this Agreement and earned its service fee upon presentation to Client of a Settlement received by HDS from a Creditor if the Settlement is (i) less than or equal to eighty percent (80%) of the Account Balance at the time the Settlement offer is received, (ii) upon the written acceptance by Client of any Settlement; or (iii) the acceptance by Client of a monthly payment plan with a Creditor in order to avoid further legal action, regardless of the terms of Settlement.

4. Obligations of HDS. HDS will (i) notify Client's Creditors (usually within five (5) business days of Client's first (1st) payment to HDS as provided in Section 9) and request all written and telephone communications from said Creditors be directed to the HDS' corporate office, Client acknowledges that notifying all Creditors is not possible in every instance and will be handled on a case by case basis; (ii) respond to Client's inquiries and communications; (iii) if appropriate, respond or assist Client in responding to any communication between Client and Client's Creditors; (iv) take reasonable steps to maintain Client's confidential information; (v) keep Client reasonably informed of its progress; and (vi) negotiate and attempt to obtain a Settlement from Client's Creditors.

5. Obligations of Client. Client agrees (i) to be truthful, fully cooperative and to promptly notify HDS of any changes to his or her personal information, including, but not limited to, marriage, divorce, name change, phone number change, address change, email change; (ii) to inform HDS of any Account(s) that may have a cosigner, may be secured by personal property or wages, or any Account(s) that are not enrolled with HDS and are held by a Creditor, (iii) to promptly, truthfully and accurately complete and return any and all papers, questionnaires or other documents provided by HDS WITHIN FIVE (5) DAYS of receipt; (iv) to reasonably consider HDS' recommendations regarding any Settlement; and (v) to promptly notify HDS of, and submit WITHIN FIVE (5) DAYS of receipt, anything Client believes HDS should review in performing its services pursuant to this Agreement including, but not limited to, Creditor correspondences, collection letters, records, statements, evidence, legal papers, and/or judgments.

6. Further Obligations. HDS shall promptly inform Client of any written Settlement received from a Creditor. Client shall have the absolute right, power and authority to accept or reject any Settlement; provided, however, if Client rejects any Settlement, Client agrees that all of HDS' service fee and obligations will be determined pursuant to Section 3. Client agrees to immediately notify HDS in **WRITING** by mail, email, or facsimile of any Settlement (before any payment is made to the Creditor) received directly or indirectly by Client regarding any Creditor, whether such offer is received verbally, in writing or otherwise. **CLIENT FURTHER AGREES THAT HE OR SHE WILL MAKE ALL PAYMENTS TO SATISFY ANY ACCEPTED SETTLEMENT OFFER FROM HIS OR HER CHECKING OR SAVINGS ACCOUNT DIRECTLY TO THE CREDITOR AND HDS WILL NOT HAVE ANY OBLIGATION TO MAKE ANY PAYMENT TO A CREDITOR.**

Client Initials: S 71

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{{CompanyAbbrv}}-SEP 0212201

7. **Document Requirements.** Client must submit all required documents to HDS, including, but not limited to, copies of all correspondence, letters, records, receipts, bills, statements, evidence, legal papers, judgments and anything that is reasonably related to HDS services in furtherance of Client's representation **WITHIN FIVE (5) BUSINESS DAYS** of Client's receipt of the enrollment package.

8. **HDS Fees.** In consideration of the debt negotiation and settlement services provided by HDS pursuant to this Agreement, Client agrees to pay a service fee equal to fifteen (15.0%) of Client's total debt listed in Appendix A. Fees will be paid according to the Fee Payment Schedule set forth in Section 9. Client authorizes HDS to initiate debit of Client's bank Account in accordance with the attached Electronic Funds Transfer Authorization for payment of the HDS fees. The Electronic Funds Transfer Authorization attached hereto is hereby made part of this Agreement and incorporated by reference. Client shall not instruct any bank holding any Account from which HDS is authorized to draw funds to refuse payment or demand reimbursement without the express written agreement of HDS. Any such instruction constitutes a material breach of this Agreement and is grounds for HDS to terminate this Agreement without any further obligation to Client. Should the Client need to alter the terms of the payment schedule, all requests must be submitted in writing and approved by HDS. **Rescheduling of payments will not be authorized within five (5) business days of a scheduled payment date.**

9. **Fee Payment Schedule.** HDS charges a total of fifteen (15.0%) fee for all services provided. Client is responsible for setting up a separate bank Account that Client controls and is responsible for putting in required savings. Monthly service fees shall be paid as follows:

Fee Payment Schedule	
Time Period	**Halo Debt Solutions, Inc. Monthly Service Fees**
Mar 2010 to Jun 2010	$365.05
Jul 2010 to Sep 2011	$201.33
Estimated Totals	**$4,480.09**

11. **Acknowledgement and Disclaimers.** Client herby expressly acknowledges that HDS will not, directly or indirectly, provide investment, tax, or legal advice of any kind. Client further expressly agrees that the appointment of HDS as Client's ATTORNEY IN FACT does not and will not create any personal liability whatsoever on the part of HDS for the debts of Client. Should Client need any legal advice, legal expertise or court filings, Client should consult with an attorney licensed in Client's state of residency. Client understands this agreement is not a "debt consolidation" agreement and HDS will not disburse any funds to Client's Creditors. Client understands and agrees that debts less than one thousand dollars ($1,000.00) may require payment in full due by the time of Settlement and are therefore not subject to the service guarantee stated above. Client acknowledges that HDS has not taken, nor will it take, any actions to disrupt the relationship between the Client and any Creditors or persons with whom Client has any contractual or business relationship. Client further acknowledges that HDS has not provided Client with any advice or recommendations regarding the reduction or termination of payments to Creditors.

12. **Payment to Creditors by Client.** Client agrees to save a sufficient monthly sum to be able to satisfy the enrolled debts in accordance with the settlement offers obtained by HDS. Client understands that settlement offers will vary, affecting the total savings required to satisfy the creditors, as well as the program length. (See chart on Plan Summary titled "Estimated Months to Complete the Program".) **ALL FUNDS NECESSARY TO SATISFY THE ACCOUNTS LISTED IN APPENDIX A WILL BE MAINTAINED IN A CHECKING OR SAVINGS ACCOUNT CONTROLLED BY CLIENT. CLIENT WILL MAKE ALL SETTLEMENT PAYMENTS DIRECTLY TO THE CREDITORS TO SATISFY EACH ACCOUNT IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF EACH SETTLEMENT OFFER.**

13. **Termination.** Either party may terminate this Agreement upon written notice. Said termination is effective when the termination notice is received by the other party. Client acknowledges and verifies that by signing below Client has read and understands this Agreement and has been provided a copy of this signed Agreement. **UPON TERMINATION OF THIS AGREEMENT, CLIENT UNDERSTANDS THAT HE OR SHE IS OBLIGATED TO PAY HDS SUCH PORTION OF THE SERVICE FEES ALREADY EARNED BY HDS IN ACCORDANCE WITH THE FEE PAYMENT SCHEDULE AND TERMS IN SECTIONS 8, 9, 10, AND 11 OF THIS AGREEMENT.**

Client Initials: S n

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14. Binding Arbitration. FOR THE RESOLUTION OF ANY DISPUTE UNDER THIS AGREEMENT, THE DISPUTE SHALL BE SUBMITTED TO BINDING ARBITRATION PURSUANT TO THE TEXAS ARBITRATION ACT, IN COLLIN COUNTY, TEXAS. ANY SUCH ARBITRATION SHALL BE CONDUCTED UNDER THE AUSPICES OF, AND PURSUANT TO THE RULES OF, THE AMERICAN ARBITRATION ASSOCIATION AS THEN IN EFFECT, OR SUCH OTHER PROCEDURES AS THE PARTIES MAY AGREE TO AT THE TIME, BEFORE A TRIBUNAL OF THREE ARBITRATORS, ONE OF WHICH SHALL BE SELECTED BY EACH OF THE PARTIES TO THE DISPUTE AND THE THIRD OF WHICH SHALL BE SELECTED BY THE TWO ARBITRATORS PREVIOUSLY ELECTED. ANY AWARD ISSUED AS A RESULT OF SUCH ARBITRATION SHALL BE FINAL AND BINDING BETWEEN THE PARTIES, AND SHALL BE ENFORCEABLE BY ANY COURT HAVING JURISDICTION OVER THE PARTY AGAINST WHOM ENFORCEMENT IS SOUGHT. EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES THAT HE/SHE/IT HAS VOLUNTARILY AND KNOWINGLY ENTERED INTO AN AGREEMENT TO ARBITRATION UNDER THIS SECTION BY EXECUTING THIS AGREEMENT.

15. Jurisdiction and Venue. THIS AGREEMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF TEXAS, WITHOUT REGARD TO ANY RULES OF CONFLICT OR CHOICE OF LAWS WHICH REQUIRE THE APPLICATION OF LAWS OF ANOTHER JURISDICTION, AND VENUE SHALL BE PROPER IN COLLIN COUNTY, TEXAS.

16. Severability. If a provision of this Agreement or a portion thereof is rendered invalid, void, unlawful, or unenforceable, the remaining provisions or portions thereof shall remain in full force and effect.

17. Indemnification. Client shall defend, indemnify and hold harmless HDS and its officers, directors, employees, and agents, from and against any and all claims, actions, suits, demands, damages, and reasonable attorney and paralegal fees on Account thereof, arising from or related to this Agreement.

18. Amendment and Modifications. Alterations, modifications or amendments of a provision of this Agreement shall not be binding unless such alterations, modifications or amendments are in writing and signed by authorized representatives of HDS and Client.

19. Captions. The headings and captions of this Agreement are inserted for convenience of reference and do not define, limit or describe the scope or intent of this Agreement or any particular section, paragraph, or provision.

20. Multiple Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute on instrument. A signature on a counterpart may be a facsimile or an electronically transmitted signature, and such signature shall have the same force and effect as an original signature.

21. Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between HDS and Client with regard to the subjects hereof, and supersedes all prior agreements and term sheets and merges all prior discussions, negotiations, proposals and offers (written or oral) between them, and neither HDS nor Client shall be liable or bound to each other in any manner by any warranties, representations or covenants except as specifically set forth herein.

22. Cancellation. Client may cancel this Agreement, without any penalty or obligation, within three (3) days after the Effective Date of this Agreement. If Client cancels the Agreement within these three (3) days, HDS will return any payment made by Client under this Agreement within thirty (30) days after the date of receipt of the cancellation notice. To cancel this contract, Client shall fax a notice of cancellation to (214) 466-6751. The notice of cancellation shall include Client's name and shall be signed and dated by Client. The original signed and dated cancellation notice shall be postmarked no later than midnight CST of the third (3rd) day after the Effective Date of this Agreement. Should the Client cancel any time after three (3) days of the Effective Date of this Agreement, Client agrees that all fees paid to HDS prior to cancellation are fully earned by HDS and the Client will not receive refunds of any such fees.

23. Credit Repair Services. HDS DOES NOT DIRECTLY OR INDIRECTLY PROVIDE ANY CREDIT REPAIR SERVICES. HDS DOES NOT PROVIDE, OR REPRESENT THAT IT CAN OR WILL PROVIDE, FOR THE PAYMENT OF VALUABLE CONSIDERATION ANY OF THE FOLLOWING SERVICES WITH RESPECT TO THE EXTENSION OF CONSUMER CREDIT BY OTHERS (I) IMPROVING A CONSUMER'S CREDIT HISTORY OR RATING; (II) OBTAINING AN EXTENSION OF CONSUMER CREDIT FOR A CONSUMER. HOWEVER, UPON COMPLETION OF THE DEBT SETTLEMENT PROGRAM (SUCH TIME AS WHEN ALL FEES EARNED BY HDS PURSUANT TO THIS AGREEMENT HAVE BEEN PAID TO HDS AND ALL OF CLIENT'S CREDIT ACCOUNTS AS LISTED IN APPENDIX A HAVE BEEN SATISFIED, OR WHEN HDS AND CLIENT MUTUALLY AGREE), THE CLIENT WILL RECEIVE FROM HALO CREDIT SOLUTIONS, LLC, A REGISTERED AND BONDED CREDIT SERVICES ORGANIZATION, UP TO SIX MONTHS OF FULL-SERVICE CREDIT REPAIR AT NO COST TO THE CLIENT.

I VERIFY THAT I HAVE READ AND UNDERSTAND THE ABOVE AGREEMENT AND THE ABOVE NOTICE. I ALSO VERIFY I HAVE BEEN PROVIDED WITH A COPY FOR MY PERSONAL RECORDS.		
Print Name: Beverly [redacted]	Signed [redacted]	Date 02-24-10
Print Co-signer Name (if applicable): Jo[redacted]	Signed [redacted]	Date 02-24-2010

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halo | DEBT SOLUTIONS

DISCLOSURE STATEMENT

Review this attachment carefully.

As a member of the United States Organizations for Bankruptcy Alternatives (USOBA), **Halo Debt Solutions, Inc. [hereinafter "HDS"]** regularly receives support and information regarding best practices in the debt settlement services industry. This includes information about state and federal laws, best marketing practices, consumer protection and more. As a USOBA member company, HDS is committed to provide the best possible customer care experience. **If you, as a customer of a USOBA member company, would like to contact USOBA regarding your experience with HDS, please feel free to do so by calling 281-820-0666 or emailing USOBA at info@usoba.org.**

HDS provides consumers with a method of debt resolution known as debt settlement. Debt settlement is an aggressive method of debt management, which depends on the negotiation of mutually agreeable settlements between the consumers and the creditors. HDS wants you to understand both the potential benefits and pitfalls that may arise out of the debt settlement process and to have reasonable expectations regarding the outcome.

By initialing each item below, you are attesting that HDS fully explained each disclosure listed, you were provided time to review each disclosure, and you understand each disclosure.

S____n____ 1. **You are enrolling into a debt settlement program after voluntarily seeking the assistance of HDS.** HDS determines your eligibility for a debt settlement program, but does NOT evaluate your unique credit and debt situation to determine the best debt relief option for you. It is your responsibility and choice to evaluate and determine which option is best for you. The goal you have set is to negotiate mutually agreeable settlements between you and your creditor(s) for payment of certain unsecured debt(s). No specific settlement percentage or timeframes for settlement can be predicted or guaranteed, but HDS does offer a money-back guarantee pursuant to Section 10 of the Client Service Agreement.

S____n____ 2. **You will be responsible for saving sufficient funds for debt settlements that HDS will endeavor to negotiate on your behalf.** You and only you will be in control of all settlement funds and under no circumstances will HDS have custody or control of the funds you set aside to satisfy any settlement offers.

S____n____ 3. **Most creditors and collectors negotiate with Debt Settlement Service Providers.** While HDS does offer a money-back guarantee if it cannot settle an account, HDS cannot force the negotiations and cannot force creditors to accept a settlement within certain timeframes. HDS does not make regular monthly payments to your creditors. Participation in a debt settlement program, like any failure to pay creditors on time, will likely increase collection activity, including increased phone calls and correspondence from the creditor or debt collector, charging off accounts and sending accounts to collection agencies or other third parties.

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By failing to pay creditors in accordance with the terms of the contractual agreements with those creditors, you may be in violation of the agreements with those creditors, which may result in litigation. If a judgment has been obtained, a creditor may garnish your wages or seize any available assets or property. State laws regarding judgments vary. Please consult an attorney licensed to practice in your state regarding possible judgment consequences. However, in the event a judgment is obtained on an enrolled account HDS will continue to negotiate and service the account to fully meet the terms of the guarantee as described in Section 10 of the Client Service Agreement. HDS makes no claim that it will be able to stop these collection activities. These activities may continue while HDS is making reasonable efforts to negotiate your debt.

While you are enrolled in a debt settlement program, late fees, penalties, and interest will likely continue to accrue on your debt until your creditor accepts a settlement offer and the settlement is completely satisfied as agreed. If you do not or cannot remit your monthly minimum payment, you will be in default of your agreement with your creditor(s), possibly resulting in an increased interest rate. If you do not or cannot pay your monthly minimums for one credit card, it may cause a default in your other credit cards subjecting you to a higher default interest on those credit cards.

Like any failure to pay creditors on time, your creditors may reflect late fees and additional interest on your monthly statements while you participate in a debt settlement program until a settlement is finalized with your creditors. If negotiations are unsuccessful, you may be responsible for payment of the entire new balance.

S n

______________ 4. **Your Debt Settlement Program assumes an effort that will continue for many months. The time needed to produce a settlement depends on a number of factors.** These may include: (a) your financial hardship, (b) the age and balance of the accounts that you owe your creditors, (c) the funds you have available to pay for a settlement; and (d) the willingness of individual creditors to enter into debt settlement negotiations. While no timeframe guarantees can be given, generally the quicker you save money the sooner you will be in a position to reach your goals. Increased savings will likely provide you with the option to accept more favorable settlements and will also enable you to accumulate funds to reach your debt settlement goals more quickly. However, any settlement must be acceptable to both you and your settling creditor.

S n

______________ 5. **The fees paid to HDS** are intended as compensation for its efforts and will only be refundable to the extent they have not been deemed to have been earned in the manner described in the Service Agreement. Those fees are not being set aside or held in escrow to fund debt settlements. Fees paid to HDS for its services will not be available to pay creditors.

S n

______________ 6. **Every creditor handles its own internal corporate policies and business processes in a different way.** Accordingly, communications with creditors are handled on a case by case basis. Most creditors are contacted within the first five (5) business days of the program. However, in some instances, creditors will be contacted at a later date. These decisions are made with your best interest in mind. Additionally, HDS will provide personalized Cease and Desist letters that you will forward to all of your creditors. If you are currently receiving phone calls from your creditors, the Cease and Desist letters may help reduce the call volume.

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S n

______________ 7. **You have stated that, because of circumstances beyond your control (hardship), you are unable to make the minimum payments required by your creditors.** If you do not make required minimum payments to your creditors you may be breaking the terms of your agreements with them and your actions will probably be reported to consumer reporting agencies as late, delinquent, charged off, or past due balances. Your creditors may also raise the interest rates on your accounts and impose other penalties. Your account balances may continue to grow as your creditors add accrued interest, late fees, over-limit fees and penalties. Your balances may continue to grow until settlements are reached and satisfied with your creditors.

S n

______________ 8. **In some cases, a creditor may send you a 1099 tax form for the amount saved in settlement.** If you settle a debt with a creditor for less than the full amount of that debt, you may have to pay income taxes on the amount the debt was reduced for settlement. HDS is neither able to provide assistance with the completion of your tax return, nor advise how you should or should not treat income tax payable on debt that has been forgiven through a debt settlement program. HDS does recommend, however, that you consult with a tax advisor to guide you through this process and determine if you qualify for exemption. If at any time in the future you do, in fact, receive a 1099 tax form, you may wish to consult a CPA or Tax Attorney, IRS Publication 908 ("Bankruptcy Tax Guide"), and IRS form 982 ("Reduction of Tax Attributes Due to Discharge of Indebtedness"), available on the IRS website www.irs.gov.

S n

______________ 9. **You acknowledge that HDS is not a law firm** and therefore cannot and does not provide legal advice.

S n

______________ 10. **You understand and acknowledge that in some situations the services of HDS may have a negative impact on your credit report.** Furthermore, upon completion of a debt settlement program a debt settled for less than the full amount of the amount owed may result in a negative notation on your credit report. Please visit www.myfico.com for further information about credit ratings.

S n

______________ 11. **Third Party Obligations.** If you are using a third party designee to transfer, deposit, withdraw or disburse funds, you may be subject to paying additional fees to the third party designee, if any, for handling your transactions. HDS may provide you information and forms from companies and/or banks that can act as your designee, but your use of a designee and your agreement with such a designee is separate from your agreement with HDS.

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To summarize, each case is unique and results may vary. A Debt Settlement Program can be a very effective way to resolve your debt, but it is not without risk, because the process is subject to factors that neither you nor HDS may be able to control. As with any type of debt repayment plan, failure to complete a Debt Settlement Program is likely to have negative consequences on your financial situation.

If you have questions, please call or write to us using the information below:

COMPANY NAME:	**HALO DEBT SOLUTIONS, INC.**
ADDRESS:	**700 CENTRAL EXPY S, SUITE 110** **ALLEN, TX 75013**
PHONE #:	**(214) 466-6750**
FAX #:	**(214) 466-6751**
EMAIL:	**info@halodebt.com**

By signing below, you are stating that HDS has explained to you, and you understand all the issues stated above.		
Print Name: Beverly [redacted]	Signed [redacted]	Date 02-24-10
Print Co-signer Name (if applicable): Joe [redacted]	Signed [redacted]	Date 02-24-2010

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CLIENT/CREDITOR RELATIONSHIP STATEMENT

In entering into this Agreement, Client represents and understands that HDS has not, will not and shall not, take any actions to disrupt the relationship between Client and any creditor(s) or persons with whom Client has any contractual or business relationship. Client further represents that HDS has not provided the Client with any advice or recommendation regarding the advisability of reducing or terminating payments to Client's creditors. CLIENT HAS ENGAGED HDS FOR THE SOLE PURPOSE OF NEGOTIATING A RESOLUTION WITH CREDITORS AS SET FORTH IN PARAGRAPH 2 OF THIS AGREEMENT. Client further intends, by executing this Agreement, to create a confidential relationship with HDS in regards to resolving any outstanding creditor claims listed in paragraph 2 of the Agreement.

I VERIFY THAT I HAVE READ, UNDERSTAND, AND AGREE WITH THE ABOVE CLIENT/CREDITOR RELATIONSHIP STATEMENT. I FURTHER AGREE AND UNDERSTAND THAT HDS HAS NOT AND SHALL NOT TAKE ANY ACTIONS, VERBAL OR OTHERWISE, INTENDED TO DISRUPT ANY OF MY CLIENT CREDITOR RELATIONSHIPS. I HAVE ENGAGED HDS FOR THE SOLE PURPOSE OF NEGOTIATING A RESOLUTION WITH SAID CREDITORS PURSUANT TO THE TERMS OF THIS AGREEMENT.		
Print Name: Beverly [redacted]	Signed [redacted]	Date 02-24-10
Print Co-signer Name (if applicable): Joe [redacted]	Signed [redacted]	Date 02-24-2010

CLIENT/CREDITOR SECURED ACCOUNT AND CROSS-COLLATERALIZATION ACCOUNT STATEMENT

In entering into this Agreement, Client represents that no enrolled creditor accounts listed in paragraph 2 of this Agreement are secured by collateral or cross collateralized with another account or property. **Secured debt** is debt for which the creditor has collateral in the form of a security interest in personal and/or real property. Should you fail to make timely payments on a secured debt, the creditor is entitled to repossess the property and sell it. **Cross Collateralized debt** is where you may have other financial accounts with a creditor that are not entered into the program such as: bank accounts, mortgage loans, auto loans, insurance, etc. A creditor may have the right to seize or put a lien against a cross collateralized asset that is not enrolled in the program.

I VERIFY THAT I HAVE READ, UNDERSTAND, AND AGREE WITH THE ABOVE CLIENT/CREDITOR RELATIONSHIP STATEMENT. I FURTHER AGREE AND UNDERSTAND THAT HDS HAS NOT AND SHALL NOT TAKE ANY ACTIONS, VERBAL OR OTHERWISE, INTENDED TO DISRUPT ANY OF MY CLIENT CREDITOR RELATIONSHIPS. I HAVE ENGAGED HDS FOR THE SOLE PURPOSE OF NEGOTIATING A RESOLUTION WITH SAID CREDITORS PURSUANT TO THE TERMS OF THIS AGREEMENT.		
Print Name: Beverly [redacted]	Signed [redacted]	Date 02-24-10
Print Co-signer Name (if applicable): Joe [redacted]	Signed [redacted]	Date 02-24-2010

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halo DEBT SOLUTIONS

LIMITED POWER OF ATTORNEY

I/we, Beverly [redacted] Joe [redacted], the undersigned, constitute and appoint Halo Debt Solutions, Inc. and its successor and assigns as my/our agent and true and lawful attorney-in-fact (hereinafter referred to as "ATTORNEY IN FACT"), giving unto said ATTORNEY IN FACT, the full power to do and perform all and every act that I/we may legally do, and every power necessary or convenient to carry out the specific purpose for which this power is granted and I/we hereby ratify all lawful acts of my "ATTORNEY IN FACT".

SPECIFIC PURPOSE: To proactively intervene, intercede, pull credit reports, negotiate or mediate the settlement of any and all of my creditor claims, suits, judgments, liens, and all disputes for purpose of effecting a reasonable settlement.

The parties agree that this appointment does not create liability on the part of the debtor to honor all negotiated settlements. The ATTORNEY IN FACT will not provide legal services, but may refer an attorney to creditor claims as needed.

Be it further known and understood that I/we shall consider the failure of any creditor or third party agent including but not limited to a member of the Bar or a collection agent to recognize this power of attorney to intentionally and knowingly be interfering with my/our prospective contractual advantage, which I/we may choose to legally remedy by an action in tort.

ACCORDINGLY:

1. I/we herby authorize all future communications from any and all government agencies, creditors, collection agents, attorneys, credit bureaus, or any other third parties to be directed to the ATTORNEY IN FACT in accordance with section 805(b) of The Fair Debt Collection Act.
2. The recipient of an original, copy, photocopy, or facsimile of this document in any form whatsoever is specifically instructed by me/us to direct all future communications to the ATTORNEY IN FACT as stated above, and in accordance with section 805(c) of the Fair Debt Collection Act.
3. This limited power of attorney is effective upon signing by the principle(s) and specifically authorized my agent and ATTORNEY IN FACT to disclose, talk and otherwise communicate about, convey documents to, and to otherwise provide to my agent and ATTORNEY IN FACT any and all items and information they have knowledge of and that they would provide to and disclose as information concerning any payable, debt, account, lien, suit, or judgment for which I/we are allegedly responsible, whether disputed or admitted.
4. The recipient of this LIMITED POWER OF ATTORNEY (whether provided as an original copy, photocopy, or facsimile) is hereby specifically instructed by the undersigned principal(s) to contact my agent and ATTORNEY IN FACT as set forth below. Further, as a creditor or third party agent of a creditor under the general laws of the Fair Debt Collection Practices Act, and the Fair Credit Reporting Act, you are required to work with my/our designated ATTORNEY IN FACT and refusal or failure to do so will constitute a refusal to work with me/us. If said recipient does refuse to work with my/our ATTORNEY IN FACT, said recipient does so at their own risk.
5. I/we hereby indemnify and hold harmless any third party who accepts and acts under this Limited Power of Attorney against any and all claims, demands, losses, damages, actions and causes of action, including expenses, costs and reasonable attorneys' fees which such third party may incur in connection with his reliance on this Limited Power of Attorney.
6. I/we hereby bind myself/ourselves to indemnify my/our ATTORNEY IN FACT and any successor who shall so act against any and all claims, demands, losses, damages, actions and causes of action, including expenses, costs, and reasonable attorneys' fees which my attorney at any time may sustain or incur in connection with carrying out the authority granted in this Limited Power of Attorney.
7. I/we have the right to revoke or terminate Limited Power of Attorney at any time upon written notice to Halo Debt Solutions, Inc.
8. I/we agree that any third party who received a copy of this document may act under it. Revocation of this power of attorney is not effective as to a third party until the third party receives actual notice of the revocation. I/we agree to indemnify the third party for any claims that arise against the third party because of reliance on this Limited Power of Attorney.
9. My/our ATTORNEY IN FACT shall not be obligated to furnish bond or other security.

ATTORNEY IN FACT:

Halo Debt Solutions, Inc.
700 Central Expy. S., Suite 110, Allen, TX 75013
Phone: (214) 466-6752; Fax: (214) 466-6751

Please DO NOT change the Principal's address to the Attorney in Fact's address.
ONLY change the contact phone number to (214) 466-6752.

Debtor's Signature [redacted] Date 02-24-10
Printed Name Beverly [redacted]

Co-Debtor's Signature [redacted] Date 02-24-2010
Printed Name Joe [redacted]

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halo DEBT SOLUTIONS

ELECTRONIC FUNDS AUTHORIZATION FORM

***Important changes to your scheduled fee payments require a minimum of five (5) business days notice.*

ELECTRONIC FUNDS TRANSFER AUTHORIZATION			
Financial Institution:	Branch:		
City:	State:	Zip:	Phone:
Name on Account:			
Routing/ABA #	Account #		Account Type: ☐ Checking ☐ Savings

As a duly authorized check signer on the financial institution account identified above I / We authorize Halo Debt Solutions, Inc. to perform scheduled electronic funds transfer debits from my / our account identified above for fee payments due, or when applicable, apply electronic funds transfer credits to the same account. This applies to check by phone payments as well as any other electronic payment. Furthermore, if any electronic debit(s) should be returned by my financial institution as Non-Sufficient Funds (NSF), I / We authorize Halo Debt Solutions, Inc. to collect a returned item fee of $10.00 per item by electronic debit from the account identified above.

I / We understand and authorize all of the above as evidenced by my / our signature below.

Signature	Date
Client Signature [redacted]	02-24-10
Spouse/Co-signer Signature (if applicable) [redacted]	02.24.2010

halo DEBT SOLUTIONS

PERSONAL INFORMATION				
First Name: Beverly	Middle Name:	Last Name: [redacted]	Suffix (Sr., Jr., etc.):	Maiden Name:
Address: [redacted]		City: [redacted]	State: [redacted]	Zip: [redacted]
Home Phone: [redacted]	Cell Phone:	Fax:	Email Address: [redacted]	
Drivers License Number:	State:	Social Security Number: [redacted]	DOB: [redacted]	Marital Status:
Previous Address:		City:	State:	Zip:

EMPLOYMENT INFORMATION			
Employer Name: Homemaker	Position Held: Homemaker	How Long (Years): 5	☐ Full Time ☐ Part Time
Work Phone:	Work Fax:	Call Before Fax?: YES - NO	Gross Monthly Salary: 0
Financial Hardship (circle all that apply): Unemployed - Disabled - Medical - Reduced Income - Divorce - Poor Money Management Overspending - Addiction/Psychiatric - Gambling - Other (please explain)		Are you currently in the Armed Services? YES - NO If Retired Military, do you receive a pension? YES - NO	

SPOUSE/CO-SIGNER INFORMATION (if applicable)				
First Name: Joe	Middle Name:	Last Name: [redacted]	Suffix (Sr., Jr., etc.):	Maiden Name:
Address:		City:	State:	Zip:
Home Phone:	Cell Phone:	Fax:	Email Address:	
Drivers License Number:	State:	Social Security Number: [redacted]	DOB: [redacted]	Marital Status:
Previous Address:		City:	State:	Zip:

SPOUSE/CO-SIGNER EMPLOYMENT INFORMATION (if applicable)			
Employer Name: [redacted]	Position Held: Mechanic	How Long (Years): 5	☐ Full Time ☐ Part Time
Work Phone:	Work Fax:	Call Before Fax?: YES - NO	Gross Monthly Salary: 0
Financial Hardship (circle all that apply): Unemployed - Disabled - Medical - Reduced Income - Divorce - Poor Money Management Overspending - Addiction/Psychiatric - Gambling - Other (please explain)		Are you currently in the Armed Services? YES - NO If Retired Military, do you receive a pension? YES - NO	

MARKETING & REFERRAL INFORMATION		
How did you hear about HDS?	☐ Internet ☐ Radio ☐ TV ☐ Other (please explain)	
If you were referred to HDS by someone who has already signed up with us, please enter their information below.*		
Referral Information:	Referred By:	Referral Phone Number:

HDS offers a referral bonus of $150.00 to all HDS clients for newly referred clients that sign a contract with HDS.** ***Conditions: The referred client must sign a contract with HDS and stay with the program through the fourth month of the program. The referred new client must fill out the referral section of this form or inform their Debt Specialist within 5 days of the new client contract being signed. Only one client may refer a new customer. The first to refer the new client will receive the bonus. Referral fees will be paid the 4th month after the client has signed up.

Client Initials: S Π

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halo DEBT SOLUTIONS

FINANCIAL INFORMATION SHEET

DEMOGRAPHIC INFORMATION					
Borrower	[redacted] Beverly	Co-Borrower	[redacted], Joe	Marital Status	
Address	[redacted]	City	[redacted]	State	[redacted]
Zip	[redacted]	Metro Area		Disabled Veteran?	No
Household Members Under 65	0	Household Members Over 65	0	Nonconsumer Debtor?	No
Cars Paying Maintenance On	0	Cars Making Payments On	0	Temporary Military Exclusion?	No

MONTHLY INCOME			
Income	**Applicant**	**Spouse (if applicable)**	**Total**
Gross wages, salary, etc.	$3,840.00	$0.00	$3,840.00
Business Income	$0.00	$0.00	$0.00
Rent / Property Income	$0.00	$0.00	$0.00
Interest, Dividends, etc.	$0.00	$0.00	$0.00
Pension and Retirement	$0.00	$0.00	$0.00
3rd Party Income	$0.00	$0.00	$0.00
Unemployment	$0.00	$0.00	$0.00
Other Income	$0.00	$0.00	$0.00
Marital Adjustment	$0.00		
Total Monthly Income	**$3,840.00**	**$0.00**	**$3,840.00**

MONTHLY EXPENSES			
Monthly Rent/Mortgage	$0.00	Mentally Challenged Childcare	$0.00
Food & Clothing	$0.00	Telecom	$0.00
Taxes	$0.00	Charitable Contributions	$0.00
Employment Deduc.	$0.00	Healthcare	$0.00
Life Insurance	$0.00	Childcare	$0.00
Court Payments	$0.00	Health Insurance	$0.00
Car Payment #1	$0.00	Car Payment #2	$0.00
Family Care	$0.00	Family Violence Protection	$0.00
Home Energy	$0.00	Minor Education	$0.00

DEBT PAYMENT		ADDITIONAL DEDUCTIONS	
Secured Claim Payments	$0.00	Support Income	$0.00
Priority Claim Payments	$0.00	Retirement	$0.00
Total Secured Debt	$0.00		
Total Unsecured Debt	$0.00		
Total Cure Amounts	$0.00		

Client Initials: S N

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halo DEBT SOLUTIONS

FINANCIAL HARDSHIP LETTER

90372 - Beverly [redacted]

This form can be filled in later if you want to get your program started right away, just send it back on/or before your program start date. This information is needed to assist our Debt Negotiations Group in the negotiations process. If you need assistance filling out this form, contact your Debt Specialist and they will be happy to assist you.

Please provide us with a description of your debt issues and any financial hardship which brought you to consider Halo Debt Solutions, Inc.

increased minimim payments and family illness

I VERIFY THAT THE ABOVE HARDSHIP STATEMENT IS A TRUE AND ACCURATE REFLECTION OF MY CURRENT FINANCIAL SITUATION		
Print Name: Beverly [redacted]	Signed [redacted]	Date 02-24-10
Print Co-signer Name (if applicable): Joe [redacted]	Signed [redacted]	Date 02-24-2010

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halo | DEBT SOLUTIONS

APPENDIX A: CREDITOR INFORMATION SHEET

CREDITOR NAME	ACCOUNT NUMBER	BALANCE OWED	DAYS LATE	ACCOUNT OWNER
Bank Of America		$17,698.69	0	Joe [redacted]
Chase -		$8,472.95	0	Beverly [redacted]
Orchard Bank -		$3,695.60	0	Beverly [redacted]

HDS does not accept Accounts that have previous or current legal actions against them. By initialing this page (below), you are verifying that none of the Accounts enrolled in this program are involved in any type of legal activity. You are verifying that you have not received any paperwork from a court in relation to these enrolled Accounts. You are also verifying that all of the Accounts enrolled in this program are "unsecured" (e.g. have no collateral attached to the debts). If we later learn that an Account had previous legal activity or is secured with collateral we will be forced to remove this Account from the program. If this occurs, you will not receive a refund of the fees associated with these Accounts since we have already performed our normal work on these Accounts, based upon your agreement with this statement.

Client Initials: S n

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APPENDIX B: ADDITIONAL ENROLLMENT PACKAGE DISCLAIMERS

Cross-Collateralization Disclaimer

Please be advised that your contract with your bank may allow the bank the ability to cross-collateralize between your separate accounts. Cross-collateralization is a term used to describe the process the lender uses when they take collateral for one loan or account and use it as collateral for another loan or account. For example, if you have an unsecured debt such as a personal loan or a credit card at a bank where you also have a checking or savings account, the bank may cross-collateralize by taking money out of the checking/savings account to pay the unsecured debt.

Client Initials: S M

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HALO DEBT SOLUTIONS
ELECTRONIC SIGNATURE DATA

The Client Service Agreement and its accompanying documents were completed using an electronic signature captured by mouse input, with the following data:

Entered Last 4 SSN (Client 1): 6641
Stored Name (Client 1): Beverly [redacted]
Stored Initials (Client 1): BR
Stored Last 4 SSN (Client 1): 6641

Stored Name (Client 2): Jo [redacted]
Stored Initials (Client 2): JR

[redacted]

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Attachment B

Creditor Status	Total Debt	Units	Avg Days	Weighted Avg Debt	Weighted Avg Units	Avg Days by Debt	Avg Days by Units
Settled	80,319,657	11,573	266.63	33.83410%	29.55312%	90.21	78.80	8.89
Unsettled	157,072,986	27,587	329.67	66.16590%	70.44688%	218.13	232.24	10.99
	237,392,643	39,160	298.15	100.00000%	100.00000%	308.34	311.04

Months	10.32

Summary of this file;

This summary is representation of all settled and unsettled customer accounts broken down by total debt load, # of units, average days customer in the program.  It is further broken down by the weighted average split of settled vs unsettled total debt and total units.  The 10.32 average settlement period takes into account the weighed average "days by debt" and "days by units" to determine a weighted average number of days in the service period for the entire HDS book of business (i.e. 308 and 311 days respectively).  The weighted average of 308 and 311 days is divided by 30 days (30 days in a month) to calculate the monthly service period.

Because of the magnitude of data (settled accounts is made up of over 11,000 excel line items and the unsettled accounts is made up of 27,000 excel line items), the only page submitted to the SEC in our response letter includes this summary page.  If requested by the SEC, we can provide the line by line item detail of our accounts in a pdf.

												Attachment C

	Active								Cancelled

Row Labels	# Clients	Sum of RevRec		Sum of ReceivedFee	Sum of A/R WO	Sum of Prog Debt	Sum of Weighted Avg MIP	Row Labels	# Clients	Sum of RevRec	Sum of ReceivedFee	Sum of A/R WO	Sum of Prog Debt	Sum of Weighted Avg MIP
0-3 Months	564		626,638.63	437,143.71	(732.98)	16,576,655.61	0.322718599	0-3 Months	614	658,689.84	399,176.37	(280,516.73)	19,780,952.76	0.506763559
4-6 Months	345		872,050.93	473,144.70	(1,281.19)	9,765,555.28	0.517410327	4-6 Months	394	1,139,165.95	608,181.60	(528,131.63)	13,771,214.09	0.947422757
7-9 Months	458		1,875,474.69	980,290.36	(2,091.03)	14,646,173.28	1.262321359	7-9 Months	378	1,924,627.38	987,480.81	(931,787.49)	15,122,082.99	1.666826295
10-12 Months	308		1,286,562.52	852,773.47	(4,139.33)	10,089,816.35	1.188185811	10-12 Months	259	1,538,454.24	897,371.13	(608,350.10)	11,192,853.75	1.690713445
13-18 Months	506		2,440,171.61	1,972,857.58	(12,450.03)	19,046,549.58	3.188358621	13-18 Months	240	1,327,654.37	927,635.31	(394,449.39)	9,698,734.29	1.98327441
19-24 Months	349		1,798,972.92	1,662,032.60	(18,846.97)	12,427,724.29	2.79007086	19-24 Months	59	315,333.90	280,561.11	(34,622.41)	2,282,655.43	0.65230965
25-30 Months	149		796,475.29	786,923.13	(4,550.77)	5,347,713.01	1.579288961	25-30 Months	17	68,578.18	67,468.84	(1,109.35)	475,048.21	0.176671283
31-36 Months	114		508,724.83	500,972.24	(4,321.00)	3,531,163.95	1.257950349	31-36 Months	1	5,368.50	5,368.50	-	35,790.00	0.01582179
36-41 Months	50		176,426.25	176,426.27	(0.01)	1,287,431.43	0.529841949	36-41 Months	1	4,037.50	4,037.50	-	26,916.56	0.013758314
Grand Total	2843		10,381,497.67	7,842,564.06	(48,413.31)	92,718,782.78	12.63614683	Grand Total	1963	6,981,909.86	4,177,281.17	(2,778,967.10)	72,386,248.08	7.653561503

All time W/O	16.284%	A

A -All time write off (w/o) calculated as percentage of "Sum of a/r write offs" from both active and cancelled customers divided by "Sum of RevRec" for both active and cancelled customers

												SUM OF ALL RECEIVED FEE after month 10
												8,134,427.68

												Sum of All AR Write off after month 10
												(1,082,839.36)

												9,217,267.04	cumulative during the period
												-11.75%